Filed by BGS Acquisition Corp.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: BGS Acquisition Subsidiary, Inc.
Commission File No. of BGS Acquisition Subsidiary, Inc.: 333‐191030